[MTS LOGO]

           MTS Announces Financial Results for the Three and Six Month
                           Periods Ended June 30, 2008


Ra'anana, Israel -August 7, 2008 - MTS - Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems
(BSS) for comprehensive telecommunication management and customer care & billing (CC&B) solutions, today announced its financial results for the three and six month periods ended June 30, 2008.

Revenues for the second quarter of 2008 were $2.4 million, compared with $2.5 million for the same quarter last year. The Company's operating loss declined to $113,000 in the second quarter of 2008 compared to an operating loss of $2.7 million for the second quarter of 2007. Revenues for the six month period ended June 30, 2008 were $4.8 million, compared with $5.0 million for the comparable period in 2007.

Net loss for the second quarter was $156,000 or ($0.02) per diluted share, compared with a net loss of $2.8 million or ($0.49) per diluted share in the second quarter of 2007. This decrease in our loss was mainly attributable to a $2.3 million impairment of goodwill and other intangible assets that the Company recorded during the second quarter of 2007 and due to our focus on reducing the Company's operating expenses. Net income for the six months ended June 30, 2008 quarter was $183,000 or $0.03 per diluted share, compared with a net loss of $3.4 million or ($0.59) per diluted share in the comparable period in 2007.

The Company ended the second quarter with approximately $1.3 million in cash and cash equivalents, including marketable securities.

"Even though the economic environment has entered a period of slowdown and the decline in the exchange rate between the US dollar and other major currencies has negatively affected our profit and loss statement, we were able to maintain our level of revenues and decrease our operating expenses significantly," said Eytan Bar, CEO of MTS. "We believe that we are on the right track to achieve improved operating results."

"We are committed to closely monitoring our operating expenses and reducing our overall costs as well as achieving revenue growth," continued Mr. Bar. "The Company has strengthened its main financial indicators and we intend to focus on our search for new opportunities and on expanding our core business," concluded Mr. Bar.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers. Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS's unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total cost of ownership (TCO) is reduced by providing web-based customer self-care and provisioning.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Forward-Looking and Cautionary Statements

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem
CFO
Tel: +972-9-762-1733
Email: Alon.Mualem@mtsint.com

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CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                     June 30,     December 31,
                                                                                       2008           2007
                                                                                   ------------   ------------
                                                                                    Unaudited       Audited
                                                                                   ------------   ------------

     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                       $      1,065   $      1,437
   Marketable securities                                                                    221            169
   Trade receivables (net of allowance for bad debt of $ 720 as of June 30, 2008
     and $ 882 as of December 31, 2007)                                                   1,320          1,172
   Unbilled receivables                                                                     117            129
   Other accounts receivable and prepaid expenses                                           246            544
   Other investments                                                                         --            221
   Inventories                                                                               76             66
                                                                                   ------------   ------------

Total current assets                                                                      3,045          3,738
                                                                                   ------------   ------------

LONG- TERM ASSETS:
   Severance pay fund                                                                       776            730
   Other investments                                                                         44              3
   Deferred income taxes                                                                    123            123
                                                                                   ------------   ------------

Total long-term assets                                                                      943            856
                                                                                   ------------   ------------

PROPERTY AND EQUIPMENT, NET                                                                 236            283
                                                                                   ------------   ------------

OTHER ASSETS:
   Goodwill                                                                               2,796          2,796
   Other intangible assets, net                                                             708            805
                                                                                   ------------   ------------

Total other assets                                                                        3,504          3,601
                                                                                   ------------   ------------

Total assets                                                                       $      7,728   $      8,478
                                                                                   ============   ============

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                  June 30,      December 31,
                                                                                   2008             2007
                                                                                ------------    ------------
                                                                                 Unaudited        Audited
                                                                                ------------    ------------

     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short term bank credit and current maturities of bank loan                   $        119    $        606
   Trade payables                                                                        277             447
   Accrued expenses  and other liabilities                                             2,358           3,309
   Deferred revenues                                                                   1,247           1,390
                                                                                ------------    ------------

Total current liabilities                                                              4,001           5,752
                                                                                ------------    ------------

LONG-TERM LIABILITIES - accrued severance pay                                          1,189           1,157
                                                                                ------------    ------------

SHAREHOLDERS' EQUITY:
   Share capital -
     Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at
       December 31, 2007 and June 30, 2008; Issued: 5,784,645 at December 31,
       2007 and 6,534,645 at June 30, 2008; Outstanding: 5,773,845 at
       December 31, 2007 and 6,523,845 at June 30, 2008.                                  19              17
   Additional paid-in capital                                                         16,964          16,201
   Treasury shares (10,800 Ordinary shares)                                              (29)            (29)
   Accumulated other comprehensive income                                                 33              12
   Accumulated deficit                                                               (14,449)        (14,632)
                                                                                ------------    ------------

Total shareholders' equity                                                             2,538           1,569
                                                                                ------------    ------------

Total liabilities and shareholders' equity                                      $      7,728    $      8,478
                                                                                ============    ============

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


                                                       Six months ended              Three months ended
                                                           June 30,                        June 30,
                                                 ----------------------------    ----------------------------
                                                     2008            2007            2008            2007
                                                 ------------    ------------    ------------    ------------
                                                           Unaudited                       Unaudited
                                                 ----------------------------    ----------------------------

 Revenues:
   Products sales                                $      2,918    $      3,070    $      1,391    $      1,553
   Services                                             1,905           1,881           1,024             952
                                                 ------------    ------------    ------------    ------------

 Total revenues                                         4,823           4,951           2,415           2,505
                                                 ------------    ------------    ------------    ------------

 Cost of revenues:
   Products sales                                         723             856             327             467
   Services                                               333             525             203             286
                                                 ------------    ------------    ------------    ------------

Total cost of revenues                                  1,056           1,381             530             753
                                                 ------------    ------------    ------------    ------------

Gross profit                                            3,767           3,570           1,885           1,752
                                                 ------------    ------------    ------------    ------------

Operating expenses:
   Research and development                             1,412           1,448             688             562
   Selling and marketing                                1,016           1,639             482             803
   General and administrative                           1,477           1,519             828             821
   Impairment of goodwill and other intangible
     assets                                                --           2,312              --           2,312
                                                 ------------    ------------    ------------    ------------

Total operating expenses                                3,905           6,918           1,998           4,498
                                                 ------------    ------------    ------------    ------------

Operating loss                                           (138)         (3,348)           (113)         (2,746)
Financial income (expenses), net                          (61)            (13)            (43)              2
Capital gain on sale of other investment                  382              --              --              --
                                                 ------------    ------------    ------------    ------------

Income (loss) before taxes on income                      183          (3,361)           (156)         (2,744)
Taxes on income                                            --              --              --              --
                                                 ------------    ------------    ------------    ------------

Income (loss) before equity in earnings of
   affiliate                                              183          (3,361)           (156)         (2,744)
Equity in earnings of affiliate                            --             (26)             --             (58)
                                                 ------------    ------------    ------------    ------------

Net income (loss)                                $        183    $     (3,387)   $       (156)   $     (2,802)
                                                 ============    ============    ============    ============

Net income (loss) per share:
   Basic and diluted net income (loss) per
     Ordinary share                              $       0.03    $      (0.59)   $      (0.02)   $      (0.49)
                                                 ============    ============    ============    ============

   Weighted average number of Ordinary shares
      used in computing basic and diluted net
      income (loss) per share                       6,350,768       5,773,845       6,523,845       5,773,845
                                                 ============    ============    ============    ============